UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 5, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 049, LLC

(Exact name of issuer as specified in its charter)

Delaware	86-1822505
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks 049, LLC (the “Company” or “we”) in its Current Report on Form 1-U as filed with the SEC on August 31, 2023, the Company solicited consent from the holders of the requisite number of voting shares of the Company to amend agreements to which it is party with respect to each of the following:

●	To change the way Masterworks’ management fee equity will be earned such that management fee equity will be issued at the Cayman subsidiary level (i.e. the segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company) as opposed to the Company level.

●	To accelerate the vesting on management fee shares previously earned and eliminate vesting provisions on Masterworks’ management fee equity going forward.

●	To authorize creation of a Class C share to formalize Masterworks’ right to replace the Board of Managers.

As of September 30, 2023, the Company has received the requisite consent required. The vesting date of all of the Company’s previously earned management fee shares as of September 30, 2023 was accelerated to September 30, 2023. All other contemplated changes will occur on a date determined by Masterworks and at such time(s), the Company will file a Form 1-U with additional information.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 049, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 5, 2023